SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 4, 2005

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes:  ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes:  ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

Enclosures:

Press Release dated December 24, 2004: TURKCELL SETTLES ITS INTERCONNECTION DISPUTE WITH TURK TELECOM

Press Release dated December 24, 2004: TURKCELL SETTLED ITS TREASURY SHARE DISPUTE UNTIL MAY 31, 2004 WITH THE TURKISH TREASURY

Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board. Subject: TURKCELL PROVIDES UPDATE ON INTERNATIONAL VOICE TRAFFIC INVESTIGATION

FOR IMMEDIATE RELEASE

TURKCELL SETTLES ITS INTERCONNECTION DISPUTE WITH TURK TELEKOM

Istanbul, Turkey: December 24, 2004 – Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that it has settled its interconnection dispute regarding the call termination pricing, for the period between April 1998 and September 2003, with Turk Telekom by an amicable agreement. The dispute had originated upon Ankara 9th Administrative Court’s cancellation decision of the call termination pricing terms of the interconnection agreement dated April 24, 1998. The settlement talks followed the Cabinet of Ministers’ decree dated August 18, 2004, which set forth the rules and procedures to be followed by the government entities to settle their disputes with third parties through negotiation. The agreement was signed and became effective as of December 24, 2004.

Based on the aforementioned decree of the Cabinet of Ministers, Turkcell and Turk Telekom calculated Turk Telekom’s receivables as TL1,808,375,359 million (US$1,315.2 million as of December 24, 2004), including principal, interest, Value Added Tax (“VAT”) and Special Communications Tax (“SCT”) and Turkcell’s receivable as TL 277,727,432 million (US$201.9 million as of December 24, 2004), including principal, interest, VAT and SCT. After netting the receivables, Turkcell and Turk Telekom agreed that Turkcell owed Turk Telekom a total of TL1,530,647,927 million (US$1,113.2 million as of December 24, 2004), including principal, interest, VAT and SCT. Turkcell accepted and committed to pay TL997,644,669 million (US$725.6 million as of December 24, 2004) after the deduction of Turk Telekom’s collections through November 30, 2004, amounting to TL533,003,258 million (US$387.6 million as of December 24, 2004), including principal, interest, VAT and SCT according to the conditions described below.

The first installment on December 31, 2004 will be equal to the monthly interconnection fee receivables of Turkcell. The remaining balance as of January 1, 2005, will be paid in 17 equal monthly installments starting on January 1, 2005.

Interest will be paid on the installment amounts, according to the payment plan. The monthly interest rate will be calculated from the annual simple interest rate of the most recent TL denominated discount bond issued by the Turkish Treasury before the 15th of each month of the actual monthly installment. The interest payment for each installment will be calculated on the outstanding balance after the last payment.

Based on the Cabinet of Ministers’ decree dated August 18, 2004 and Turkcell’s estimates based on its settlement strategies, Turkcell provisioned for the interconnection dispute in its financial statements for the nine months ended September 30, 2004, for the above mentioned dispute.

1

As a result of the settlement agreement, Turkcell plans to pay TL997,644,669 million (US$725.6 million as of December 24, 2004), including principal, interest, VAT and SCT, in installments as explained above pursuant to the settlement agreement. Turkcell has the option to pay all or a portion of its debt, set forth by the settlement agreement, prior to a date determined by the installment plan.

Turkcell and Turk Telekom will make necessary applications and start necessary procedures for ending the court cases on above mentioned dispute between them within one month.

•	The TL/US$ exchange rate used in this press release equals to TL1,375,000, which is the Turkish Central Bank’s closing ask price as of December 23, 2004.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 22.3 million postpaid and prepaid customers as at the end of the third quarter 2004. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 423 operators in 173 countries as of November 30, 2004. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 3.5 million subscribers as of September 30, 2004.

2

For further information please contact:

Contact:

Turkcell:
Investors:
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90 212 313 1275
Email: ferda.atabek@turkcell.com.tr
Email: mailto:investor.relations@turkcell.com.tr	Citigate Dewe Rogerson
Europe:
Kate Delahunty
Tel: +44-20/7282-2934
Email: kate.delahunty@citigatedr.co.uk
or
United States:
Victoria Hofstad/Jessica Wolpert
Tel: +1-201-499-3500
Email: victoria.hofstad@citigatefi.com
jessica.wolpert@citigatefi.com

Media:
Nazli Candan, Corporate Communications
Tel: + 90 212 313 2310
Email: nazli.candan@turkcell.com.tr
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

3

FOR IMMEDIATE RELEASE

TURKCELL SETTLED ITS TREASURY SHARE DISPUTE UNTIL MAY 31, 2004 WITH THE TURKISH TREASURY

Istanbul, Turkey: December 24, 2004 – Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that it has settled the dispute on the calculation and payment of Turkcell’s ongoing 15% license fee to the Treasury accumulated from April 1998 through May 2004 and to end the related lawsuits by an amicable agreement. The agreement followed settlement talks conducted under the law dated June 16, 2004, which authorized State owned entities to settle their legal disputes out of court. The settlement agreement has been signed between Turkcell and the Minister of Finance and the Minister responsible for the Turkish Treasury, on behalf of the Turkish Treasury.

The parties agreed to exclude the frequency usage fee and the education fund from the gross revenue calculation upon which the 15% Treasury fee is calculated and to include other disputed items in the calculation for the period between April 1998 and May 2004.

The amount that Turkcell will pay to the Treasury includes both principal and interest. The interest charge is derived from a 1.9% monthly interest rate on the agreement amount, calculated until the last day of the month which the settlement agreement has been prepared, and considers the interconnection revenue calculation methodology applied between Turk Telekom and Turkcell.

According to the agreement, Turkcell agreed to pay TL866,506,909 million (US$630.2 million as of December 24, 2004) to the Treasury, which consists of TL596,704,023 million (US$433.9 million as of December 24, 2004) in principal and TL269,802,886 million (US$196.2 million as of December 24, 2004) in interest.

Turkcell has already paid TL450,000,000 million (US$327.3 million as of December 24, 2004) of the total TL866,506,909 (US$630.2 million as of December 24, 2004) to be paid. The remainder will be paid off in 4 installments. The first installment totaling to TL150,000,000 million (US$109.1 million as of December 24, 2004) will be paid on December 25, 2004 and the remaining balance will be paid in three equal payments no later than the 25th day of each month, starting by January 2005. Interest will be added to each payment, calculated from the previous months average annual simple interest rate of the TL denominated discount bonds issued by the Turkish Treasury.

Based on the continuing negotiations and Turkcell’s settlement strategies, Turkcell provisioned for the Treasury share dispute as of the end of its September 30, 2004 financial statements including principal and interest. Turkcell plans to make the payment of remaining debt totaling TL416,506,909 million (US$302.9 million as of December 24, 2004), in installments as set forth by the settlement agreement. Turkcell also has an option to pay all or a portion of its remaining debt totaling TL416,506,909 million (US$302.9 million as of December 24, 2004), prior to a date determined by the installment plan.

Today, Turkcell has been notified that the settlement agreement signed between Turkcell, the Minister of Finance and the minister responsible for the Turkish Treasury, on behalf of the Turkish Treasury, has been approved by the Cabinet of Ministers, and the President of Turkey.

The article of the license agreement, signed between Turkcell and the Ministry of Transportation on April 27, 1998 and amended on February 13, 2002 with the Telecommunication Authority, defining what should be part of the gross revenue, which is used in calculating the 15% treasury fee is expected to be revised following the completion of the studies of the related ministries and authorities.

•	The TL/US$ exchange rate used in this press release equals to TL1,375,000 which is the Turkish Central Bank’s closing ask price as of December 23, 2004.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 22.3 million postpaid and prepaid customers as at the end of the third quarter 2004. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 423 operators in 173 countries as of November 30, 2004. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 3.5 million subscribers as of September 30, 2004.

For further information please contact:

Contact:

Turkcell:
Investors:
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90 212 313 1275
Email: ferda.atabek@turkcell.com.tr
investor.relations@turkcell.com.tr	Citigate Dewe Rogerson
Europe:
Kate Delahunty
Tel: +44-20/7282-2934
Email: kate.delahunty@citigatedr.co.uk
or
United States:
Victoria Hofstad/Jessica Wolpert
Tel: +1-201-499-3500
Email: victoria.hofstad@citigatefi.com
jessica.wolpert@citigatefi.com

Media:
Nazli Candan, Corporate Communications
Tel: + 90 212 313 2310
Email: nazli.candan@turkcell.com.tr
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

TURKCELL PROVIDES UPDATE ON INTERNATIONAL VOICE TRAFFIC
INVESTIGATION

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

As announced before, although, the license agreement signed between Turkcell and the Telecommunication Authority (“TA”) allows Turkcell to establish necessary infrastructure for the termination of both local and long distance voice traffic and the monopoly of Turk Telekom has ended as of December 31, 2003, the TA has fined Turkcell claiming that Turkcell has violated its license agreement by using infrastructure other than Turk Telekom’s for its services. The fine totaled TL31,730,818,040,000 (approximately US$23.1mn as of Dec. 24, 2004). Turkcell paid this penalty on April 9, 2004 and stated that it will take necessary legal actions against the TA’s ruling.

In response to the lawsuit filed by Turkcell regarding the TA’s ruling, the 10th Chamber of the Council of State in Turkey has issued an injunction to cease the decisions and actions that are the subject of a lawsuit until the case is finalized, but rejected Turkcell’s request for an injunction to cease implementation of the related items of the Telecom Authority’s regulation regarding application of administrative fines to operators. Although the case still continues, this development enables Turkcell to make a claim for the repayment of the fine previously paid.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Investor Relations 24.12.2004, 09:30	Ilter Terzioglu Regulations and Risk Management 24.12.2004, 09:30

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: January 4, 2005	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer